Filed by FirstEnergy Corp. Pursuant to
                     Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                     Commission File No.:  333-21011
                     Subject Company:  FirstEnergy Corp.



                     SENIOR MANAGEMENT PRESENTATION
                     CORPORATE STRATEGY:  ON COURSE

                             August 2000



(Slide #1 - Corporate Logo)
- Welcome to today's meeting. I'm pleased to be with you to discuss some exciting and important events in our Company's history -

- Most notably our proposed merger with GPU and the favorable resolution of our transition plan in Ohio -

- And how they fit with our corporate strategy that will lead us to continuing success in the future.

-  Our strategy is straightforward.

- Electric service is the platform on which all of our other energy-related business activities are based.

- Within a five-year period, we will have nearly quadrupled our electric business from 1.1 million to 4.3 million customers by joining forces with Centerior, and now with GPU, making us the industry's sixth largest system.

- We're leveraging our relationships with these customers to sell them a wide range of energy-related products and services - natural gas; mechanical contracting, electrical construction and facilities services; and long-distance phone service and fiber optics.

- And, we're taking these products, along with electricity sales, to cities in the region outside our traditional service area to help grow our Company while offsetting revenues we may lose through deregulation.

- Do those businesses have the same profit margins as our electric business?

- Most don't yet, but we knew it would take time. In fact, it's unlikely that our generation business after deregulation will produce the same margins as before.

- That's why it's important that we look for other products and services to achieve our margin targets, while remaining focused on our goal of being the premier provider of energy-related services in our 13-state region.



(Slide #2 - GPU/FE map)
- Our plan to combine with New Jersey-based GPU is another key part of our strategy.

- The merger would give us more than four million customers in Ohio, Pennsylvania and New Jersey.




(Slide #3 - Corporate governance)
- Pete Burg will continue as CEO and serve as vice chairman. GPU's Chairman, CEO and President Fred Hafer will be chairman until his retirement in a few years.

- The Board of Directors will be made up of ten members from our Board, and six from GPU's Board.




(Slide #4 - Greater Scope and Size)
- We'll add GPU's operating companies - Jersey Central Power and Light, Metropolitan Edison and Pennsylvania Electric to the FirstEnergy family.

- In addition, the combination of our Facilities Services companies and GPU's MYR Group would make FirstEnergy's mechanical contracting and construction business the fourth largest in the nation, with annual revenues of approximately $1 billion.

- When the merger is completed, our greater scope and size will enable us to leverage our customer relationships and wide range of energy-related products and services across a customer base that has more than doubled in size.

- Growth in unregulated areas - including natural gas, facilities services and telecommunications - is a major element of our strategy.

- These products and services diversify our base of revenues, and will help make up for lost revenues from deregulation.

- Competition for off-system electric sales and our energy-related products and services is intense. And, as a result, they don't offer big profit margins, yet.

-  To date, we've made steady progress.




(Slide #5 - Succeeding in New Markets)
- We've added more than 20,000 electricity accounts in unregulated markets in Pennsylvania, New Jersey and Delaware - a tremendous advantage as we prepare to merge GPU into our operations.




(Slide #6 -Deregulation in Ohio)
- Our experience in those markets also is helping us prepare to compete in Ohio, which opens the electricity business to competition on January 1.

- The PUCO's approval of our transition plan in July established the framework for how we'll operate in our home state, which still will account for more than half of our electric distribution business after the merger.




(Slide #7 - Transition Cost Recovery)
- A key element of the plan gives us the opportunity to recover all of the $6.9 billion we sought in transition costs.

- Being able to recover these costs is vital to our success because it should provide the cash needed to pay down debt without write-offs.




(Slide #8 - Improved Investment Community Outlook)
- And, it erases many of the questions the investment community had about our ability to recover the multi-billion-dollar investments we made in facilities and equipment to serve customers in a regulated environment.

- While we can't predict the future, I think it's safe to say that ours is a lot brighter than many would have predicted when electric competition was first discussed in Ohio a number of years ago.




(Slide #9 - Funding GPU Merger)
- It's important to note that transition costs we recover will not be used to fund our proposed acquisition of GPU, which will be financed through issuance of approximately 80-million shares of FirstEnergy common stock, long-term debt and bank borrowings.




(Slide #10 - Supports Our Corporate Strategy)
- Consistent with our corporate vision, we're attracting customers in new markets with high-quality, competitively priced products and services that will help replace lost revenues and grow our business.




(Slide #11 - FirstEnergy Services)
- We've entered unregulated electricity, facilities services, natural gas, Internet and telecommunications markets, which should produce more than $1.3 billion in revenue this year, with pre-merger projections of about $3 billion by 2005.




(Slide #12 - FirstEnergy Facilities Services Group)
- For example, our Facilities Services Group subsidiary is helping increase sales by expanding our market presence in this region.

- Our 11 companies, with approximately 3,400 employees and more than $500 million in annual sales, provide a wide range of services, including heating, ventilation, air conditioning, mechanical contracting, facilities management and energy management services.




(Slide #13 - MYR Group)
- The addition of GPU would further expand our presence in this industry, making our Facilities Services Group the nation's fourth largest mechanical construction and contracting operation with approximately $1 billion in annual revenues.

- The MYR Group is a major supplier to the energy, telecommunications, transportation and steel industries, offering a wide range of services, including power line and substation construction, and transmission and distribution line work.






(Slide #14 - Natural Gas Operations)
- Our natural gas business - expected to produce more than $400 million in sales this year - also is helping us increase our share of the energy market.

- We are the third-largest natural-gas producer in the Appalachian Basin, and we also serve more than 40,000 retail natural gas customers in the Midwest.




(Slide #15 - Internet Technologies)
- Internet technologies also are helping us improve customer service and reduce costs, while offering significant revenue growth opportunities.

- With lower overhead, e-commerce solutions are relatively inexpensive compared with traditional marketing and sales techniques.

- As part of our e-commerce strategy, we - along with 20 other leading energy and utility companies, including GPU - have formed the for-profit Pantellos Corporation, which will manage the Internet-based e-market for buyers and sellers from the $130-billion North American energy marketplace.

- When Pantellos begins operations next year, savings will come from a streamlined procurement process, a stronger and more competitive supplier network and more standardized equipment.




(Slide #16 - Telecommunications Advancements)
- Our financial performance also is being enhanced through a number of telecommunications activities.

- Our Telecom subsidiary builds, operates and controls communications systems for our operating companies and pursues other telecommunications opportunities.

- Telecom also has partnered with affiliates of other utilities to form America's Fiber Network - a high-speed fiber optics company. Along with GPU, we will own more than 50,000 of the network's fiber miles by year-end, giving us more than 30 percent ownership in the venture.

- AFN is being positioned to reach about a third of the wholesale telecommunications market, including Internet service providers, local and long-distance phone companies and wireless communications companies, trying to reach small and medium-size markets that are now under served.

- AFN also complements our partial ownership in First Communications - a long-distance phone company based in Akron.

- With more than 35,000 customers, this company could play an important role in our mass-market strategy as we bundle natural gas, electricity and communications into a single package for customers.




(Slide #17 - Our Changing Company)
- You can see that we are already a far different company than we were just a few short years ago.

- Our diversification into other businesses is designed to provide our customers with competitively priced products and services they want and need.

- That's the focus of our business today - not becoming just a commodity trading company . not just a retail electric sales company . and not just a power generation company.

-  We've become a diversified energy services company.




(Slide #18 - Positioned to Succeed)
- Together, we've invested a lot of time and effort building FirstEnergy and the FirstEnergy name so that we can meet our customers' energy and energy-related needs now and in the future.

- That future looks bright because we are fortunate to have a team of highly skilled, knowledgeable and motivated employees to take on the competition.

- With your continuing support, hard work and creative ideas, we will prosper - as FirstEnergy.

- That completes my remarks. I'll now open the meeting to your questions. Who would like to be first?


Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995
This material contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in FirstEnergy's and GPU's filings with the SEC, including risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the SEC.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc. will file a joint proxy statement / prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the

SEC's Web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890, Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962, Telephone: 1-973-401-8204.

FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, manager of Communications, and Kurt E. Turosky, manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.

GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman; CEO and President), Thomas B. Hagen, John M. Pietruski, Robert Pokelwaldt, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patricia K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.